Exhibit 99.2

Canadian Solar Inc.

(the “Company”)

Annual General Meeting of Shareholders

June 20, 2025

REPORT OF VOTING RESULTS

Section 11.3 of National Instrument 51-102 - Continuous Disclosure Obligations

The following sets forth a summary of matters voted upon at the annual general meeting of shareholders of the Company held on June 20, 2025 (the “Meeting”) and the outcome of the vote for each such matter.

1.	The following persons were elected as directors of the Company to serve until the next annual meeting of shareholders of the Company or until their successors are elected or appointed by a majority of the votes cast on the matter by those shareholders of the Company present in person or by proxy at the Meeting. The votes cast for each person were as follows:

	Votes Cast For	% Votes Cast For	Votes Withheld	% Votes Withheld
To elect directors for ensuing year
Shawn (Xiaohua) Qu	27,012,150	91.38	2,547,184	8.62
Yan Zhuang	26,696,457	90.31	2,862,877	9.69
Harry E. Ruda	25,398,961	85.93	4,160,373	14.07
Andrew (Luen Cheung) Wong	24,964,266	84.45	4,595,068	15.55
Lauren C. Templeton	24,924,048	84.32	4,635,286	15.68
Leslie Li Hsien Chang	26,694,914	90.31	2,864,420	9.69
Yuan Yuan Zhang Qu	22,281,048	75.38	7,278,286	24.62

2.	Deloitte Touche Tohmatsu Certified Public Accountants LLP was re-appointed as auditors of the Company for the ensuing year at such remuneration as may be fixed by the directors by a majority of the votes cast on the matter by those shareholders of the Company present in person or by proxy at the Meeting, and the directors were authorized to fix such remuneration. The votes were cast as follows:

Votes Cast For	% Votes Cast For	Votes Against	% Votes Against	Votes Abstain	% Votes Abstain
32,799,478	91.17	364,931	1.01	2,813,252	7.82

Date: June 20, 2025